UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Mavenir Systems, Inc.

(Name of Subject (Issuer))

Roadster Subsidiary Corporation

An indirect, wholly-owned subsidiary of

Mitel Networks Corporation

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Titles of classes of securities)

577675101

(CUSIP number of class of securities)

Mitel (Delaware) Inc.

7500 W. Boston Street

Chandler, AZ

(480) 961-9000

Attention: Greg Hiscock, Esq.

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Adam M. Givertz, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373-3224

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$581,278,584	$67,544.57

*	Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $17.76 (the average of the high and low prices per share of Mavenir common stock on March 30, 2015, as reported on the New York Stock Exchange) and (ii) 32,729,650 (estimated maximum number of shares of Mavenir common stock to be exchanged pursuant to the offer to exchange and the subsequent merger being the sum of (i) 29,079,214 shares of Mavenir common stock outstanding and (ii) 3,650,436 shares of Mavenir common stock issuable upon the exercise of outstanding options, each as of March 20, 2015).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction value by 0.0001162.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,405.28	Filing Party: Mitel Networks Corporation
Form or Registration No.: Form S-4	Date Filed: April 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Mitel Networks Corporation, a Canadian corporation (“Mitel”), and Roadster Subsidiary Corporation, a Delaware corporation and an indirect, wholly owned subsidiary of Mitel Networks Corporation (“Purchaser”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Mavenir Systems, Inc., a Delaware corporation (“Mavenir”), in exchange for the Cash Consideration (as set forth on the cover page of the Offer to Exchange) per Share or the Share Consideration (as set forth on the cover page of the Offer to Exchange) per Share, in each case, without interest and less any applicable withholding taxes and subject to the election and automatic adjustment and proration procedures and on the terms and conditions contained in the Offer to Exchange, dated April 1, 2015 (the “Offer to Exchange”) and in the related Letter of Election and Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

On April 1, 2015, Mitel filed a Registration Statement on Form S-4 (the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Election and Transmittal, which are included as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

All of the information set forth in the Offer to Exchange and the related Letter of Election and Transmittal, and any supplement thereto filed with the Securities and Exchange Commission (the “SEC”) by Mitel, is hereby incorporated by reference in all items in this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Offer to Exchange entitled “Questions and Answers Regarding the Offer” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The subject company is Mavenir Systems, Inc., and its principal executive office is located at 1700 International Parkway, Suite 200, Richardson, TX 75081. Its telephone number at such office is (469) 916-4393.

(b) Based upon information provided by Mavenir, there were 29,079,214 shares of Mavenir common stock issued and outstanding as of March 20, 2015.

(c) The information set forth in the section of the Offer to Exchange entitled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by Purchaser and Mitel. The information set forth in the sections of the Offer to Exchange entitled “The Companies,” relating to Mitel and Purchaser, “Interests of Certain Persons in the Offer and the Merger” and “Annex E — Information Concerning Directors and Executive Officers of Mitel and Purchaser” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Exchange entitled “Summary — The Offer” and “The Offer — Exchange of Shares of Mavenir Common Stock” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Exchange entitled “Summary — The Offer” and “The Offer — Exchange of Shares of Mavenir Common Stock” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Exchange entitled “Summary — Expiration of the Offer” and “The Offer — Timing of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Exchange entitled “Summary — Extension, Termination and Amendment” and “The Offer — Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Exchange entitled “Summary — Extension, Termination and Amendment” and “The Offer — Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Exchange entitled “Summary — Withdrawal Rights” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Exchange entitled “The Offer — Procedure for Tendering Shares” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Exchange entitled “Summary — Delivery of Mitel Common Shares and Cash” and “The Offer — Delivery of Mitel Common Shares and Cash” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Exchange entitled “The Offer — Transferability of Mitel Common Shares,” “Certain Effects of the Offer — Effects on the Market; Exchange Act Registration” and “Comparison of Rights of Holders of Mitel Common Shares and Mavenir Common Stock” is incorporated herein by reference.

(a)(1)(xi) The information set forth in the sections of the Offer to Exchange entitled “Summary — Certain Effects of the Offer — Accounting Treatment” and “Certain Effects of the Offer — Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the sections of the Offer to Exchange entitled “Summary — Material U.S. Federal Income Tax Consequences,” “The Offer — Material U.S. Federal Income Tax Consequences” and Item 6 and Item 8 of the “Instructions Forming Part of the Terms and Conditions of the Offer” of the Letter of Election and Transmittal is incorporated herein by reference.

(a)(2) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Exchange entitled “Summary,” “Background and Reasons for the Offer and the Merger,” “The Offer,” “Source and Amount of Funds,” “Interests of Certain Persons in the Offer and the Merger,” “The Merger Agreement” and “Other Agreements Related to the Transaction” is incorporated herein by reference.

Item 6. Purposes of the Transaction And Plans And Proposals.

(a) The information set forth in the sections of the Offer to Exchange entitled “Summary — Certain Effects of the Offer — Ownership of Mitel After the Offer and the Merger” and “Background and Reasons for the Offer and the Merger” is incorporated herein by reference.

(c)(1)-(7) The information set forth in the sections of the Offer to Exchange entitled “Summary,” “Background and Reasons for the Offer and the Merger,” “The Offer” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Exchange entitled “Summary — Source and Amount of Funds” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections of the Offer to Exchange entitled “Interests of Certain Persons in the Offer and the Merger — Interests of Mitel Directors and Officers,” “Interests of Certain Persons in the Offer and the Merger — Certain Relationships with Mavenir and Interests of Mitel and Purchaser in the Offer” and “Annex E — Information Concerning Directors and Executive Officers of Mitel and Purchaser” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Exchange entitled “Certain Effects of the Offer — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) The information set forth in the sections of the Offer to Exchange entitled “Summary Selected Historical Financial Data,” and “Unaudited Comparative Per Share Data” and the audited consolidated financial statements included in Mitel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on February 26, 2015, incorporated by reference in the Offer to Exchange, is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Exchange entitled “Summary Unaudited Pro Forma Condensed Combined Financial Information,” “Unaudited Comparative Per Common Share Data” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

Mitel files annual, quarterly and other reports, proxy statements and other information with the SEC under the Exchange Act. Such reports, proxy statements and other information may be read and copied at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain information by calling the SEC at 1-800-732-0330. The SEC also maintains a website at www.sec.gov that contains public filings reports, proxy statements and other information relating to Mitel that have been filed via the EDGAR System. Mitel’s filings with the SEC are also available on the investor relations section of its website at investor.mitel.com. The contents of such website are not incorporated by reference into this Schedule TO.

Item 11. Additional Information.

(a)(1) The information set forth in the sections of the Offer to Exchange entitled “Background and Reasons for the Offer and the Merger,” “Interests of Certain Persons in the Offer and the Merger” and “Other Agreements Related to the Transaction — Tender Support Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the section of the Offer to Exchange entitled “Certain Legal Matters — Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections to the Offer to Exchange entitled “Certain Legal Matters — Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Exchange entitled “Certain Effects of the Offer — Effects on the Market; Exchange Act Registration” is incorporated herein by reference.

(a)(5) The information set forth in section of the Offer to Exchange titled “Certain Legal Matters — Litigation” is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange and the accompanying Letter of Election and Transmittal is incorporated herein by reference.

Item 12 Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange (incorporated by reference to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(B)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(4)	Offer to Exchange (incorporated by reference to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(A)	Joint Press Release issued by Mavenir Systems, Inc. and Mitel Networks Corporation, dated as of March 2, 2015, announcing the execution of the Agreement and Plan of Merger among Mitel Networks Corporation, Mavenir Systems, Inc. and Roadster Subsidiary Corporation (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 2, 2015).

(a)(5)(B)	Slide Presentation entitled “Mitel Networks to acquire Mavenir Systems” (incorporated by reference to Exhibit 99.2 of Mitel Networks Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2015).

(a)(5)(C)	Slide Presentation entitled “Mobile World Congress, March 2015” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(D)	Letter from Bahram Jalalizadeh (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(E)	Letter to Mavenir staff from Pardeep Kohli, dated March 2, 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(F)	Questions and Answers Script entitled “Mitel Acquisition of Mavenir – Marketing Brief” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(G)	Questions and Answers Script entitled “Frequently Asked Questions (Employees)” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(H)	Transcript of RCR Wireless Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

(a)(5)(I)	Transcript of Telecomasia.net Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

(a)(5)(J)	Transcript of Teleconference regarding Acquisition of Mavenir, dated March 2, 2015 (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 4, 2015 pursuant to Rule 425).

Exhibit Number	Description

(a)(5)(K)	Email to Mitel employees from Mitel CEO; Mitel employee FAQs; Email to Mitel customers; Email to Mitel channel partners; Mitel employee tweets (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 5, 2015 pursuant to Rule 425).

(a)(5)(L)	Slide Presentation entitled “19th Annual Emerging Growth Research Institutional Investor Forum” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(M)	Slide Presentation entitled “7th Annual West Coast 1v1 Conference” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(N)	Slide Presentation entitled “Mavenir Acquisition Overview” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 18, 2015 pursuant to Rule 425).

(a)(5)(O)	Slide Presentation entitled “Mitel: On the Move and Mobile” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 23, 2015 pursuant to Rule 425).

(a)(5)(P)	Transcript of interview with Mitel CEO made available to Mitel employees regarding Acquisition of Mavenir (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 27, 2015 pursuant to Rule 425).

(a)(5)(Q)	Lender Presentation (incorporated by reference to Mitel Networks Corporation’s Current Report on Form 8-K filed on March 31, 2015).

(a)(5)(R)	Complaint filed in connection with Bryce Nakoa, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on March 5, 2015 (incorporated by reference to Exhibit 99.8 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(S)	Complaint filed in connection with Tom Turberg, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10779-VCP, filed in the Court of Chancery of The State of Delaware on March 11, 2015 (incorporated by reference to Exhibit 99.9 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(T)	Consolidated financial statements of Aastra Technologies Limited as at December 31, 2013, December 31, 2012 and January 1, 2012 and for the years ended December 31, 2013 and 2012, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.10 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(U)	Consolidated financial statements of Aastra Technologies Limited for the years ended December 31, 2012 and 2011, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K/A filed on March 30, 2014).

(b)(1)	Commitment Letter, dated as of February 28, 2015, by and among Mitel Networks Corporation, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.3 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 3, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of February 28, 2015, by and among Mitel Networks Corporation, Roadster Subsidiary Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 2.1 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(2)	Form of Tender Support Agreement (incorporated by reference to Exhibit 2.2 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(3)	Form of Shareholder Lock-Up Agreement (incorporated by reference to Exhibit 2.3 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(4)	Non-Disclosure Agreement, dated as of November 25, 2015, between Mitel Networks Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 99.7 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2015

MITEL NETWORKS CORPORATION

By:	/s/ Steven E. Spooner
Name: Steven E. Spooner
Title: Chief Financial Officer

ROADSTER SUBSIDIARY CORPORATION

By:	/s/ Greg Hiscock
Name: Greg Hiscock
Title: Secretary

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange (incorporated by reference to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(B)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(4)	Offer to Exchange (incorporated by reference to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(A)	Joint Press Release issued by Mavenir Systems, Inc. and Mitel Networks Corporation, dated as of March 2, 2015, announcing the execution of the Agreement and Plan of Merger among Mitel Networks Corporation, Mavenir Systems, Inc. and Roadster Subsidiary Corporation (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 2, 2015).

(a)(5)(B)	Slide Presentation entitled “Mitel Networks to acquire Mavenir Systems” (incorporated by reference to Exhibit 99.2 of Mitel Networks Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2015).

(a)(5)(C)	Slide Presentation entitled “Mobile World Congress, March 2015” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(D)	Letter from Bahram Jalalizadeh (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(E)	Letter to Mavenir staff from Pardeep Kohli, dated March 2, 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(F)	Questions and Answers Script entitled “Mitel Acquisition of Mavenir – Marketing Brief” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(G)	Questions and Answers Script entitled “Frequently Asked Questions (Employees)” (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 2, 2015 pursuant to Rule 425).

(a)(5)(H)	Transcript of RCR Wireless Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

(a)(5)(I)	Transcript of Telecomasia.net Interview with Pardeep Kohli at Mobile World Congress 2015 (incorporated by reference to Mavenir Systems, Inc.’s filing with the Securities and Exchange Commission on March 17, 2015 pursuant to Rule 425).

(a)(5)(J)	Transcript of Teleconference regarding Acquisition of Mavenir, dated March 2, 2015 (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 4, 2015 pursuant to Rule 425).

Exhibit Number	Description

(a)(5)(K)	Email to Mitel employees from Mitel CEO; Mitel employee FAQs; Email to Mitel customers; Email to Mitel channel partners; Mitel employee tweets (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 5, 2015 pursuant to Rule 425).

(a)(5)(L)	Slide Presentation entitled “19th Annual Emerging Growth Research Institutional Investor Forum” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(M)	Slide Presentation entitled “7th Annual West Coast 1v1 Conference” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 16, 2015 pursuant to Rule 425).

(a)(5)(N)	Slide Presentation entitled “Mavenir Acquisition Overview” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 18, 2015 pursuant to Rule 425).

(a)(5)(O)	Slide Presentation entitled “Mitel: On the Move and Mobile” (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 23, 2015 pursuant to Rule 425).

(a)(5)(P)	Transcript of interview with Mitel CEO made available to Mitel employees regarding Acquisition of Mavenir (incorporated by reference to Mitel Networks Corporation’s filing with the Securities and Exchange Commission on March 27, 2015 pursuant to Rule 425).

(a)(5)(Q)	Lender Presentation (incorporated by reference to Mitel Networks Corporation’s Current Report on Form 8-K filed on March 31, 2015).

(a)(5)(R)	Complaint filed in connection with Bryce Nakoa, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10757-VCP, filed in the Court of Chancery of The State of Delaware on March 5, 2015 (incorporated by reference to Exhibit 99.8 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(S)	Complaint filed in connection with Tom Turberg, individually and on behalf of all others similarly situated v. Pardeep Kohli et al, Case No. 10779-VCP, filed in the Court of Chancery of The State of Delaware on March 11, 2015 (incorporated by reference to Exhibit 99.9 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(T)	Consolidated financial statements of Aastra Technologies Limited as at December 31, 2013, December 31, 2012 and January 1, 2012 and for the years ended December 31, 2013 and 2012, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.10 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(a)(5)(U)	Consolidated financial statements of Aastra Technologies Limited for the years ended December 31, 2012 and 2011, and the independent auditors’ report thereon (incorporated by reference to Exhibit 99.1 of Mitel Networks Corporation’s Current Report on Form 8-K/A filed on March 30, 2014).

(b)(1)	Commitment Letter, dated as of February 28, 2015, by and among Mitel Networks Corporation, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.3 of Mitel Networks Corporation’s Current Report on Form 8-K filed on March 3, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of February 28, 2015, by and among Mitel Networks Corporation, Roadster Subsidiary Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 2.1 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(2)	Form of Tender Support Agreement (incorporated by reference to Exhibit 2.2 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(3)	Form of Shareholder Lock-Up Agreement (incorporated by reference to Exhibit 2.3 from the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).

(d)(4)	Non-Disclosure Agreement, dated as of November 25, 2015, between Mitel Networks Corporation and Mavenir Systems, Inc. (incorporated by reference to Exhibit 99.7 to the Registration Statement on Form S-4 filed by Mitel Networks Corporation with the Securities and Exchange Commission on April 1, 2015).